Contact

www.linkedin.com/in/richelieu-
dennis-4953b613 (LinkedIn)

Richelieu Dennis

Founder, Executive Chair & Head Intern, Sundial Group of
Companies
Amityville, New York, United States

Experience

Sundial Group of Companies, LLC
Founder, Executive Chair & Head Intern
1991 - Present (33 years)

Sundial Group of Companies:

-Essence Ventures (ESSENCE, AfroPunk, BeautyCon, Naturally Curly)

-New Voices Funds & Foundation

-Group Black

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Education

Babson College
Finance, Investments & Entrepreneurial Studies, Finance, Investments &
Entrepreneurial Studies · (1987 - 1991)

Harvard Business School
OPM, Business Administration and Management, General

Lawrence Academy @ Groton, MA/St. Patrick's High + American
Cooperative School, Monrovia, Liberia
High School